SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 20, 2002

Telefónica Móviles, S.A.
(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of registrant’s name into English)

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Móviles, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Press Release, dated December 19, 2002, regarding the conclusion of existing business relations between Quam and KPN	3

19/12/2002

E-PLUS AND QUAM CONCLUDE THEIR EXISTING BUSINESS RELATIONS

Madrid, 19 December, 2002—E-Plus, subsidiary of Royal KPN N.V., has reached an amicable agreement with Quam.

Quam will pay EUR 150 million to E-Plus before the end of December 2002 as compensation for the termination of all existing business relations between the two companies in Germany.

E-Plus has also the right to take over individual UMTS sites of Quam if these fit in the UMTS network rollout plan of E-Plus.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

Dated: December 20, 2002	By:	/S/ ANTONIO VIANA-BAPTISTA

		Name: Title:	Antonio Viana-Baptista Chief Executive Officer